Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

February 11, 2002

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

BY AIR MAIL

Dear Sirs,

Subject : Board Meeting of The Arvind Mills Ltd. held on 11th February, 2002

We hereby inform that the following have been approved by the Board at its meeting held on 11th February, 2002 :

1. Audited Financial Results and Statement of Appropriations for 18 months period ended on 30th September, 2001. Please see enclosures for the same.
2. Approval to the following issues under the Restructuring Proposal of the Company:

- Issue of upto 4.03 crores Convertible Warrants to certain lenders.
- Issue of upto 13 lacs Secured Optionally Partly Convertible Debentures ("Debentures") of Rs. 500/- each aggregating to Rs. 65 crores to certain lenders as under :

  - Part - A of Rs.100/- each will be Optionally Convertible into equity shares at a later date.
  - Part - B of Rs.400/- each will be non-convertible and
  - Part - C will consist of 5 (five) Detachable Warrants which will be convertible into equity shares at a later date.

The above two issues were approved by the shareholders of the Company at their Extraordinary General Meeting held on 12th June, 2001. As per the provisions of the SEBI (Disclosure and Investor Protection) Guidelines, 2000, the resolutions passed by the shareholders approving these issues have lapsed after expiry of a period of three months from the date of their passing. Hence the above issues have been approved again by the Board of Directors with the modification that upto 13 lacs Debentures are proposed to be issued in place of upto 10 lacs Debentures as proposed earlier. The consent of shareholders of the Company is being sought for the same at the ensuing Annual General Meeting.

You are requested to bring this to the notice of all concerned.

Thanking you,

Yours faithfully,

Jagdish G. Dalal
Head (Legal & Secretarial)

Encl : As above.

Arvind

Registered Office : Railwaypura Post, Naroda Road, Ahmedabad-380 025, India.
Phone : (079) 377002 Fax : (079) 2122342 Telex No.: 0121-6214 ARVI IN Gram : ARVI MILLS

A MEMBER OF THE LALBHAI GROUP

Audited Financial Results
for the year ended on 30th September,2001

[Rs.in crores]

Sr.No.	Particulars	Year ended on 30/09/2001 (18 Months) (1)	Year ended on 31/03/2000 (12 months) (2)
1	Net Sales/Income from Operations	1856.25	1215.97
2	Other Income	20.90	28.80
3	Total Expenditure		
	a) (Increase)/decrease in stocks	(4.41)	40.57
	b) Consumption of raw materials and finished goods purchased	802.31	561.06
	c) Staff cost	135.79	83.03
	d) Other expenditure	741.20	446.30
		1674.89	1130.96
4	Interest and Finance Costs (Net)	479.84	264.33
5	Gross Profit/(Loss) after Interest & Finance Costs but before extra-ordinary items,depreciation and taxation (1+2-3-4)	(277.58)	(150.52)
6	Extra-ordinary items (Net Income)	-	44.24
7	Depreciation	221.90	165.15
8	Provision for Taxation	0.00	0.00
9	Net Profit/(Loss) (5+6-7-8)	(499.48)	(271.43)
10	Paid up Equity Share Capital	100.55	100.55
11	Reserves excluding Revaluation Reserve	221.48	720.96
12	EPS Rs.	(51.76)	(27.91)

For The Arvind Mills Limited

Ahmedabad
11th February,2002

Sanjay S Lalbhai
Managing Director

Notes :

1 The financial year of the company has been extended by six months to end on 30th September,2001.
2 Depreciation for this financial year is not comparable to that of the previous year due to revaluation of assets effective from 1st April,2000.
3 The figures for the year ended on 31st March,2000 includes operation of Garment Business upto 31st December,1999 & hence are not comparable with the cummulative figures upto 30th September,2001.
4 The Company has initiated the process for financial restructuring of its debts. In order to implement the Restructuring Proposal,the Company has filed petition with High Court of Gujarat u/s 391 of the Comapanies Act,1956 for approval of Scheme of Arrangement with creditors. The above results have been prepared without considering the financial impact of the Restructuring Scheme.
5 Figures of previous year have been regrouped wherever necessary.
6 The above results have been taken on record by the Board of Directors at their meeting held on 11th February,2002

Arvind

Registered Office : Railwaypura Post, Naroda Road, Ahmedabad-380 025, India.
Phone : (079) 377002 Fax : (079) 2122342 Telex No.: 0121-6214 ARVI IN Gram : ARVI MILLS

A MEMBER OF THE LALBHAI GROUP

Meeting of the Board of Directors
of the Company held
On 11th February,2002 at 11.30 a.m.

To:
The Stock Exchange,
Ahmedabad.

Statement of Appropriations
(As per clause 20 of the Listing Agreement)

Name of the Company : THE ARVIND MILLS LIMITED,NARODA ROAD,AHMEDABAD -380 025
For the year ended : 30th September 2001

[Rs.in crores]

	2000-01	1999-2000
1 Total Net Sales and other Receipts	1,877.15	1,244.77
2 Gross Profit	202.26	113.81
(before deducting the following)		
(a) Interest & Finance Costs (Net)	479.84	264.33
(b) Depreciation	221.90	165.15
(c) Extra-ordinary items (Net Income)	-	(44.24)
(d) Tax Liability	-	-
	701.74	385.24
3 Net Profit/(Loss)	(499.48)	(271.43)
Add:		
(a) Last years' Balance	(140.63)	117.57
(b) Less : Opening Stocks Adjustments	-	-
Miscellaneous Expenditure Fully written off	-	-
(c) Transferred from Debenture Redemption Reserve	-	13.64
(d) Transferred from Investment Allowance (Utilised)Reserve	9.00	
(e) Transferred from Investment Allowance Reserve	0.22	-
4 Net Profit/(Loss) available for appropriation	(630.89)	(140.22)
Less : Transferred to		
(i) General Reserve	-	-
(ii) Debenture Redemption Reserve	-	-
	-	-
Balance	(630.89)	(140.22)
5 Dividends		
(a) Equity Dividend	-	-
@ Rs.Nil on 10,05,49,945 Shares		
(Last year Rs.Nil)		
(b) Preference Dividend	-	0.37
Interim Dividend on Preference Shares		
Redeemed during the year.		
(Last year interim Dividend on -		
i) 13.5% Preference Shares		
ii) 14.25% Preference Shares		
iii) 12% Preference Shares		
iv) 11.5% Preference Shares		
6 Tax on Dividend	-	0.04
7 Balance carried forward	(630.89)	(140.63)

Closure of Register of Members from : 14/03/2002 to 16/03/2002
(Both days inclusive)

Date from which the Dividend is payable : Not Applicable

For The Arvind Mills Limited

Director

Arvind